FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.
Securities Registration Record No. 175

Santiago, May 22, 2013
Ger. Gen. No. 103 / 2013

Mr. Fernando Coloma C.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Alameda 1449
Santiago, Chile

RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, duly authorized and representing Enersis S.A., I hereby inform you as significant event the following. On May 15, 2013, the Argentine Secretariat of Energy issued resolution SE N° 250/13 (the “Resolution”), which authorizes the compensation of the debt that our subsidiary, Empresa Distribuidora Sur S.A. (“Edesur”) registered as a part of the revenues regarding the application of the Rational Use of Electric Energy Program until February, 2013, with positive credit as a result of the recognition made by the Costs Control Mechanism Resolution for the six month periods from May 2007 to February 2013.

Additionally, the above mentioned Resolution instructs the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (CAMMESA) to issue on Edesur’s benefit the Sales Settlements with expiration date to be defined (the “Settlements”), for the surpluses amounts of the above mentioned compensation, and authorized CAMMESA to receive those settlements as part of the debt payments of economic transactions of the Mercado Eléctrico Mayorista (MEM) and other debts held by Edesur with the MEM. Finally, Edesur has been instructed to give the exceeding credits to the trust constituted by ENRE Resolution N° 347 from November 23, 2012, and it is asked to resign the administrative claims made by the recognition of higher costs that exceeded the ones from the Costs Control Mechanism indicated on Resolution and of the tariff revision process.

As an estimate, the financial effects of this Resolution over Enersis S.A.’s consolidated results are calculated on the equivalent of US$398 million approximately, as of Ebitda concept, and US$327 million approximately as of Net Income attributable to owners of the Company.

Sincerely yours,

Ignacio Antoñanzas A

Chief Executive Officer

cc.

Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Electronic Stock Exchange)
Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)
Banco Santander Santiago - Bondholders Representative
Depósito Central de Valores (Central Securities Depository)
Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: May 22, 2013